OTA LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2015

OTA LLC

Contents

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OTA LLC

Notes to Financial Statements

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1. Nature of business and summary of significant accounting policies

Nature of Business

OTA LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company's operations consist primarily of engaging in proprietary principal transactions as a dealer on the major United States securities exchanges. The Company also conducts a nominal customer agency business, primarily for employees and related parties.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1 -* Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

> *Level 2 -* Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3 -* Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure

Notes to Financial Statements
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fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Options are priced at the midpoint of the bid and ask prices, or last sale.

Investments in Warrants

The Company applies a modified Black-Scholes calculation in the measurement of these restricted warrants. This pricing model takes into account the contract terms (including maturity) as well as multiple inputs, including, time value, implied volatility, equity prices, and interest rates. The Company uses the US Treasury interest rate matched to the maturity of the warrant. The volatility is based on the underlying equity and is capped at 50%. Further discounts are applied based on lack of marketability.

Fair Value - Valuation Processes

The Company establishes valuation processes and procedures to ensure that the valuation techniques for investments that are categorized within Level 3 of the fair value hierarchy are fair, consistent, and verifiable. Senior management oversees the entire valuation process of the Company's Level 3 investments. Senior management is responsible for developing the Company's written valuation processes and procedures, conducting periodic reviews of the valuation policies, and evaluating the overall fairness and consistent application of the valuation policies.

Since December 31, 2014 there have been no changes in valuation techniques within Level 2 and 3 fair value hierarchy that have made a material impact on the valuation of financial instruments.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a trade-date basis and unrealized gains and losses are reflected in revenues.

OTA LLC

Notes to Financial Statements

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Leasehold Improvements

Leasehold improvements are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Leasehold improvements	lease term	Straight-line

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Assets (at Fair Value)				
Investments in securities				
**Common Stock**				
Banks	$ 1,131,597	$	$	$ 1,131,597
Closed-End Funds	15,225,534			15,225,534
Commercial Services	2,043,476			2,043,476
Electric	1,901,561			1,901,561
Healthcare	3,485,804			3,485,804
Leisure Time	1,852,163			1,852,163

OTA LLC

Notes to Financial Statements

Media	5,133,180					5,133,180
Pharmaceuticals	972,338				112,175	1,084,513
Pipelines	2,853,966					2,853,966
REITS	2,257,932					2,257,932
Other	2,814,035				78,850	2,892,885
Preferred Stock						
Banks	1,428,920					1,428,920
Electric	1,346,351					1,346,351
Iron/Steel	1,752,362					1,752,362
Pharmaceuticals	4,429,774					4,429,774
Real Estate Investment Funds	6,468,481					6,468,481
Telecommunications	2,830,827				395,455	3,226,282
Other	1,191,001					1,191,001
American Depository Receipts						
Mining	1,468,649					1,468,649
Telecommunications	2,797,451					2,797,451
Other	386,771					386,771
Exchange Traded Funds						
Debt Fund	4,742,043					4,742,043
Equity Fund	5,722,931					5,722,931
Warrants						
Banking	8,056,793					8,056,793
Biotechnology					75,887,335	75,887,335
Healthcare-Products					118,142	118,142
Pharmaceuticals					7,474,301	7,474,301
Telecommunications					120,965	120,965
Other	309,718				113,892	423,610
Debt Securities						
Municipal	209,220					209,220
Total investments in securities	**$ 82,812,878**	**$**	**-**	**$**	**84,301,115**	**$ 167,113,993**

OTA LLC

Notes to Financial Statements

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31, 2015
Liabilities (at Fair Value)							
Securities sold short							
Common Stock							
Banks	$ (8,661,099)	$		$		$	(8,661,099)
Biotechnology	(94,230,192)						(94,230,192)
Closed-End Fund	(11,172,519)						(11,172,519)
Electric	(2,587,178)						(2,587,178)
Healthcare	(3,597,341)						(3,597,341)
Insurance	(2,595,125)						(2,595,125)
Internet	(1,911,778)						(1,911,778)
Iron/Steel	(1,777,253)						(1,777,253)
Media	(5,144,007)						(5,144,007)
Pharmaceuticals	(38,399,925)						(38,399,925)
Pipelines	(1,625,908)						(1,625,908)
REITS	(7,789,253)						(7,789,253)
Semiconductors	(752,692)						(752,692)
Telecommunications	(2,584,580)						(2,584,580)
Other	(2,830,765)						(2,830,765)
Preferred Stock							
Banks	(265,463)						(265,463)
Pipelines	(1,961,562)						(1,961,562)
Telecommunications	(411,046)						(411,046)
Other	(397,988)						(397,988)
American Depository Receipts							
Telecommunications	(2,802,568)						(2,802,568)
Mining	(1,529,835)						(1,529,835)
Other	(732,600)						(732,600)
Exchange Traded Funds							

OTA LLC

Notes to Financial Statements

Commodity Fund	(1,651,594)				(1,651,594)
Debt Fund	(4,698,642)				(4,698,642)
Equity Fund	(7,787,563)				(7,787,563)
__Options__					
Banks	(5,544,505)				(5,544,505)
Biotechnology	(1,150,285)				(1,150,285)
Pharmaceuticals	(861,177)				(861,177)
Other	(147,680)				(147,680)
__Warrants__					
Other	(267,094)				(267,094)
Total securities sold short	$ **(215,869,217)**	$ **-**	$ **-**	$ **(215,869,217)**

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2015 were as follow:

Industry	Beginning Balance January 1, 2015	Realized & Unrealized Gains & (Losses) (a)	Purchases	Sales & Exercised Warrants	Ending Balance December 31, 2015	Change in Unrealized Gains (Losses) for Investments held at December 31, 2015 (b)
Biotechnology	$ 1,576,441	$ 39,866,743	$ 36,534,192	$ 2,090,041	$ 75,887,335	$ 40,750,441
Pharmaceuticals	5,020,535	(45,587,061)	55,042,367	6,889,365	7,586,476	(45,131,556)
Healthcare-Products	612,206	273,558	35,178	802,800	118,142	444,740
Telecommunications	367	449,279	66,774		516,420	470,368
Other	124,164	24,662	217,111	173,195	192,742	1,122,295
Totals	$ **7,333,713**	$ **(4,972,819)**	$ **91,895,622**	$ **9,955,401**	$ **84,301,115**	$ **(2,343,712)**

Notes to Financial Statements

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    (a)   Realized and unrealized gains and losses are included in principal transactions in the statement of operations.

    (b)   The change in unrealized gains and losses for the year ended December 31, 2015 for investments still held at December 31, 2015 is reflected in principal transactions in the statement of operations.

The following table summarizes the quantitative information with respect to valuation methodology and significant unobservable inputs used for the Company's investments that are categorized within Level 3 of the fair value hierarchy as of December 31, 2015:

Investments in Private Operating Companies	Fair Value at December 31, 2015	Valuation Techniques	Unobservable Inputs	Range of Inputs (Weighted Average)
Warrant Positions	$83,714,635	Proprietary Pricing Model	Industry Volatility	0%-50%
			Risk-free interest rate	1.08%
			Estimated time to exit;	
			maturity remaining on	
			option contracts	524 days on average
			Discount for lack of	0%-100% (6.36%)
			marketability	

3. Derivatives

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company is exposed to counter-party risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

Warrants

The Company may purchase warrants in the normal course of pursuing its investment objectives. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the

OTA LLC

Notes to Financial Statements

expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counter-party risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

Volume of Derivative Activities

At December 31, 2015, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

Primary Underlying Risk Equity Price		Long Exposure			Short Exposure	
		Notional Amounts	Number of Contracts		Notional Amounts	Number of Contracts
Options (a)	$	-	-	$	(23,579,575)	20,446
Warrants (b)	$	88,387,030	21,539,788	$	(256,307)	8,518

    (a) Notional amounts presented are based on the fair value of the underlying shares as if the options and warrants were exercised at December 31, 2015.
    (b) Notional amounts for long contracts presented are based on the intrinsic value of warrants that are in the money at December 31, 2015 as if those warrants had been converted to underlying shares.

Impact of Derivatives on the Statement of Financial Condition and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2015. The following table also identifies the net gain and loss amounts included in the statement of operations as principal transactions, categorized by primary underlying risk, for the year ended December 31, 2015.

Primary Underlying Risk Equity Price		Derivative Assets		Derivative Liabilities		Amount of gain (loss)
Options (a)	$	-	$	(7,703,647)	$	290,728
Warrants (b)		83,714,635		(267,094)		(7,591,141)
Total	$	83,714,635	$	(7,970,741)	$	(7,300,413)

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the net capital requirement for market makers permitted by the rule, which requires that the broker-dealer shall maintain net capital in an amount not less than $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event, the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date. Under no circumstances shall required minimum net capital be less than or equal to the greater of $250,000 or 2% of aggregate debit items, as defined, or more than $1,000,000. At December 31, 2015, the Company's net capital was $42,153,784 which was $41,153,784 in excess of its minimum net capital requirement of $1,000,000.

Notes to Financial Statements

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5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

The receivables from the clearing brokers are pursuant to these clearance agreements.   There is a clearing deposit of $50,000 with Merrill Lynch Professional Clearing Corp.

6. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Contingencies

In the normal course of business, the Company is subject to reviews and inquiries by various regulatory authorities arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various reviews and inquiries by regulatory authorities will not have a material adverse effect on the Company's financial position.

9. Related party transactions

The Company occupies office space under a lease which is held by a management company with common ownership. As such, a portion of the rental expense was allocated to the Company. Total allocated rent expense for 2015 was $95,000.

For the year ended December 31, 2015, the Company paid management fees of $6,358,319 to a management company with common ownership.

10. Employee benefit plan

The Management company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred

Notes to Financial Statements

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basis, subject to limitations provided by the Internal Revenue Code. Matching contributions made by the Company to the plan are based on a specified percentage of employee contributions. Additionally, the Company has a profit sharing plan to which it may contribute an amount at its discretion.

11. Subsequent events

The company has evaluated subsequent events. Subsequent to December 31, 2015, Members' affected withdrawals of approximately $4,123,000. There were no other subsequent events which would require disclosure in the footnotes to the financial statements.